UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ___________

Commission File Number 001-09057

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wisconsin Energy Corporation Employee Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

Financial Statements and Exhibits:

(a)     Financial Statements:
Wisconsin Energy Corporation Employee Retirement Savings Plan
Report of Independent Registered Public Accounting Firm.
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004.
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004.
Notes to Financial Statements.
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2005.

(b)     Exhibits:
23.1 Consent of Independent Registered Public Accounting Firm -- Clifton Gunderson LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wisconsin Energy Corporation Employee Retirement Savings Plan

Name of Plan

	By:	/s/Arthur A. Zintek

Date: June 8, 2006		Arthur A. Zintek, Vice President of Wisconsin Energy Corporation and Chairman of the Employee Benefits Committee

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN
Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2005 and 2004

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	5

Notes to Financial Statements	6-11

SUPPLEMENTAL SCHEDULE:	12

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	13

Report of Independent Registered Public Accounting Firm

Plan Administrator
Wisconsin Energy Corporation
Employee Retirement Savings Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Wisconsin Energy Corporation Employee Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wisconsin Energy Corporation Employee Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conforming with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information, required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP

Milwaukee, Wisconsin
June 2, 2006

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
(In Thousands)

	2005	2004

ASSETS

Participant directed investments	$ 913,837	$ 844,583

LIABILITIES
Operating Payables	25	-

NET ASSETS AVAILABLE FOR BENEFITS	$ 913,812	$ 844,583

These financial statements should be read only in connection with the accompanying notes to financial statements.

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands)

	2005	2004

ADDITIONS
Contributions:
Participants	$ 38,580	$ 38,309
Company	10,443	10,359
Rollover	330	2,750

Total contributions	49,353	51,418

Investment income
Interest and dividends	28,071	756
Net appreciation	59,080	-
Net investment income from Master Trust	-	72,451

Total investment income	87,151	73,207

Total additions	136,504	124,625

DEDUCTIONS
Benefits paid to participants	67,211	41,879
Administrative expenses	64	72

Total deductions	67,275	41,951

NET INCREASE	69,229	82,674

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	844,583	761,909

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$913,812	$844,583

These financial statements should be read only in connection with the accompanying notes to financial statements.

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. DESCRIPTION OF PLAN

The following description of the Wisconsin Energy Corporation (the "Company") Employee Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General -- The Plan is a defined contribution plan covering all employees who are employed by a participating company and who are not represented by a union or are represented by a union designated by the Company, as defined in the Plan document; and who are projected to complete at least 1,000 hours of service within one year from their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective December 31, 2004, the Plan assets are no longer held in a Master Trust arrangement but all assets are still held in a trust as maintained by Fidelity Management Trust Company (the "Trustee"). The Plan was a participant in the Wisconsin Energy Corporation Master Trust (the "Master Trust") which was maintained by the Trustee. All contributions were made to the Master Trust. Deposits from the Plan along with deposits from other participating plans were commingled in the Master Trust. Allocation of assets to each of the plans participating in the Master Trust and to each participant in the Plan was based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trust (interest and dividend income, net gain or loss on investments sold and unrealized appreciation or depreciation in the market value of investment assets) was based on equity totals for each plan.

Effective April 1, 2004, the Plan was amended. At that time, the Company Common Stock Fund, which is an investment option in the Plan, was converted to an employee stock ownership plan for participants who are not represented by a union or who are represented by a union who elected to participate in the employee stock ownership plan. The remaining portion of the Plan remains a profit sharing plan.

Contributions -- Contributions are subject to certain limitations of the Internal Revenue Code ("IRC"). Participants are allowed to make pre-tax and post-tax contributions of up to 20% of their base wages, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollovers"). The Company matches 50% of participant contributions of up to 6% of wages as defined in the Plan. Company matching contributions are made to the employee stock ownership plan or the Company Common Stock Fund, as the case may be. Additionally, each participant over age 50 can elect to make catch up contributions subject to certain limitations of the Internal Revenue Code.

Participant Accounts -- Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting -- Participants are immediately vested in their contributions plus actual earnings thereon. Upon completion of one year of service or upon attainment of 59-1/2 years of age while in the service of the Company, participants become 100% vested in the Company's matching contributions. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. At December 31, 2005 and 2004, forfeited non-vested accounts totaled $7,504 and $3,750, respectively. Total forfeitures used to reduce future employer contributions were $3,734 and $10,047 in 2005 and 2004, respectively.

Investment Options -- The participants' deposits and the Company's annual contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations, into various investment funds offered by the Trustee, which includes Company common stock. Company contributions are initially made to the employee stock purchase plan or the Company Common Stock Fund, as the case may be, but can then be transferred to other funds by the participant.

Benefit Payments -- A participant may take a distribution due under the Plan as a single lump-sum cash payment or installment payments over a period not extending beyond the life expectancy of the participant. The full value of a participant's account is automatically distributed through a lump-sum cash payment to the employee or designated beneficiary upon retirement, termination of employment or death, for account balances less than $1,000. Balances between $1,000 and $5,000 are rolled over into an IRA in the employee's name if they have not provided direction for distribution. As the Plan is primarily designed to meet long-term financial needs, employees may permanently withdraw amounts from their accounts under the terms of the Plan's financial hardship withdrawal guidelines. Additionally, participants may withdraw all or a portion of the value of their after-tax contributions; however, these withdrawals are limited to once per Plan year per participant.

Participant Loans -- Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their account balance or $50,000, minus any outstanding loan balances over the past 12 months. Loans are repayable monthly over periods not to exceed five years. The interest rate charged on participant loans is fixed at the beginning of each loan at the then current prime rate plus 1%.

The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5.0% to 10.5% at December 31, 2005 and 2004.

2. ACCOUNTING POLICIES

Basis of Accounting -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Income Recognition -- Investment transactions are recorded on trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Investments -- Investments are stated at fair value, except for investments in guaranteed investment contracts held in the Blended Rate Income Fund ("BRIF"), an investment option in the Plan, which are stated at contract value. The investments in guaranteed investment contracts and synthetic guaranteed investment contracts held in the BRIF are valued at contract value because the contracts are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and Company common stock are valued at quoted market prices. Units of collective trust are valued at the fair value as determined by the Trustee through reference to published market data.

The Plan provides for investments in mutual funds, collective trusts, and Company stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term.

Administrative Expenses -- Substantially all administrative expenses of the Plan are paid by the Company, except for loan origination fees which are paid by the borrowing participant and charged against the fund from which the borrowings are made.

Payment of Benefits -- Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $0 at December 31, 2005 and 2004.

Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. INVESTMENT IN MASTER TRUST

The Plan was a participant of the Master Trust until December 31, 2004. Effective January 3, 2002, the SHURflo 401(k) Profit Sharing Plan (the "SHURflo Plan"), and the Hypro Corporation Retirement Plan (the "Hypro Plan") became participants in the Master Trust. Effective January 10, 2002, the Sta-Rite Industries Incentive Savings Plan (collectively with the Plan, the SHURflo Plan and the Hypro Plan, the "Plans") became a participant in the Master Trust.

On February 3, 2004, the Company entered into an agreement to sell Sta-Rite Industries, LLC, Shurflo, LLC and Hypro, LLC (the sponsors of three of the four

Master Trust participants) to Pentair, Inc. The transaction closed effective July 31, 2004. Upon sale, the three Master Trust participants other than the Plan withdrew from the Master Trust.

Units of participation in the Master Trust were owned in various amounts by each of the Plans. The income of the commingled portion of the Master Trust was determined monthly and allocated to each Plan based on the number of units owned by the respective Plan.

Net Master Trust income from commingled assets allocated to the Plans for the year ended December 31, 2004 is as follows (in thousands):

Interest and dividend income	$22,732
Net appreciation (depreciation), by type:
Company common stock fund and employee stock ownership plan *	1,177
Common stock mutual funds	41,096
Equity common collective fund	6,778
Corporate debt securities mutual funds	(253)
Lifestyle mutual funds	237

Total net appreciation	49,035

Total Master Trust income	$71,767

* Represents a party-in-interest

4. INVESTMENTS

As of December 31, 2005 and 2004, the Plan held 4,799,268 and 4,878,379 shares, respectively, of Company common stock in the Company common stock fund and the employee stock ownership plan. The Company common stock fund and the employee stock ownership plan are unitized and in total hold 9,319,737 and 9,466,460 units as of December 31, 2005 and 2004, respectively.

The fair values of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2005 and 2004, are as follows (in thousands):

	2005	2004

Common Stock
Company Common Stock	$ 187,459	$ 164,455
Mutual Funds
Fidelity Equity Income	91,932	93,109
Fidelity Growth Company	120,639	111,767
Fidelity Balanced	57,543	50,810
Fidelity Low Priced Stock	77,879	73,909
Fidelity Diversified International	63,974	50,100
Equity Common Collective Fund
Fidelity U.S. Equity Index Pool	64,986	68,670

The contract values and fair values, as confirmed by the Trustee, of investment contracts as of December 31, 2005, are as follows (in thousands):

	Contract Value	Fair Value

Guaranteed investment contracts	$ 1,596	$ 1,596
Synthetic guaranteed investment contracts	123,731	122,410

	$125,327	$124,006

The contract values and fair values, as confirmed by the Trustee, of investment contracts as of December 31, 2004, are as follows (in thousands):

	Contract Value	Fair Value

Guaranteed investment contracts	$ 1,859	$ 1,859
Synthetic guaranteed investment contracts	124,107	125,626

	$125,966	$127,485

The weighted average yield for the Plan's investments in guaranteed investment contracts was 4.2% for each of the years ending December 31, 2005 and 2004. The weighted average crediting interest rate was 4.1% and 4.2% as of December 31, 2005, and 2004, respectively. The crediting interest rates reset on a quarterly basis based on the contract and fair values of the investment as well as the portfolio duration at that time.

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Net appreciation/(depreciation) in fair value of investments:
Company Common Stock fund	$25,702
Common stock mutual funds	30,655
Equity common collective fund	279
Corporate debt securities mutual funds	(611)
Lifestyle funds	3,055

$59,080

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and of the Company's labor agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

6. FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 2003 that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RELATED PARTY TRANSACTIONS

The Plan invests in Company common stock. In addition, certain Plan investments represent shares of mutual funds and collective trust funds managed by the Trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

* * * * * *

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2005
Identity of Issue and Description of Investment	Contract Value or Fair Value (In Thousands)

Blended Rate Income Fund (BRIF)
AIG Financial Products Co., 4.31%	$ 30,932
Chase Manhattan Bank, 4.30%	30,932
Morgan Guaranty, 4.30%	30,935
UBS AG, 4.30%	30,932
Fidelity Short-Term Investment Fund, 4.10% *	1,596

Wisconsin Energy Corporation Common Stock Fund and employee stock ownership plan
Wisconsin Energy Common Stock *	187,459
Interest bearing cash	1,613

Mutual Funds
Vanguard MidCap Index I	43,907
Fidelity Equity Income*	91,932
Fidelity Growth Company*	120,639
Fidelity Balanced*	57,543
Fidelity Low Priced Stock*	77,879
Fidelity Diversified International*	63,974
Fidelity Small Cap Stock*	11,740
Fidelity Freedom Income*	204
Fidelity Freedom 2010*	2,551
Fidelity Freedom 2020*	1,674
Fidelity Freedom 2030*	264
Spartan Total Market Index	3,776
Spartan International Index	3,705
Fidelity Ret Government Money Market*	8,132
Fidelity U.S. Bond Index*	28,276
Fidelity Freedom 2040*	367
Fidelity Freedom 2005*	251
Fidelity Freedom 2015*	1,843
Fidelity Freedom 2025*	521
Fidelity Freedom 2035*	165

Equity Common Collective Fund
Fidelity U.S. Equity Index Pool*	64,986

Other
Participant loans -- 5.0% to 10.5%, with various maturities*	15,084

Total	$ 913,812

* Represents a party-in-interest